UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Date of report: August 28, 2009
Commission file number 1- 12874
TEEKAY CORPORATION
(Exact name of Registrant as specified in its charter)
4th Floor, Belvedere Building
69 Pitts Bay Road
Hamilton, HM 08 Bermuda
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑            Form 40- F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  _____
Yes ☐            No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  _____
Yes ☐            No ☑

Item 1 — Information Contained in this Form 6-K Report
Attached as Exhibit I is a copy of the 2009 Proxy Statement of Teekay Corporation (the “Company”), dated July 27, 2009.
THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE FOLLOWING REGISTRATION STATEMENTS OF THE COMPANY.
•	REGISTRATION STATEMENT ON FORM S-8 (NO. 333-42434) FILED WITH THE SEC ON JULY 28, 2000;

•	REGISTRATION STATEMENT ON FORM S-8 (NO. 333-119564) FILED WITH THE SEC ON OCTOBER 6, 2004; AND

•	REGISTRATION STATEMENT ON FORM S-8 (NO. 333-147683) FILED WITH THE SEC ON NOVEMBER 28, 2007.
SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEEKAY CORPORATION

Date: August 28, 2009	By:	/s/ Vincent Lok

Vincent Lok
Executive Vice President and Chief Financial Officer
(Principal Financial and Accounting Officer)

TEEKAY CORPORATION 4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08 Bermuda
July 27, 2009
Dear Shareholder:
On behalf of the Board of Directors, it is my pleasure to extend to you an invitation to attend the 2009 Annual Meeting of Shareholders of Teekay Corporation. The annual meeting will be held at:

Place:	Marina Club Room Point Roberts Marina 2nd Floor, 713 Simundson Drive Point Roberts, WA USA

Date:	Wednesday, September 9, 2009

Time:	09:30 – 10:00 a.m. Pacific Daylight Time
The Notice of Annual Meeting and Proxy Statement describes the business to be transacted at the annual meeting and provides other information concerning Teekay Corporation. The principal business to be transacted at the annual meeting will be the election of three directors for a term of three years. The Board of Directors unanimously recommends that shareholders vote for the election of the nominated directors.
We are furnishing proxy materials to our shareholders over the Internet. On or about July 30, 2009, we will mail to our shareholders a notice containing instructions on how to access our 2009 proxy statement and annual report via the Internet and vote online. The notice also provides instruction on how you can request a paper copy of these documents if you desire, and how you can enroll in e-delivery to receive future annual materials via email.
We know that many of our shareholders will be unable to attend the annual meeting. Proxies are solicited so that each shareholder has an opportunity to vote on all matters that are scheduled to come before the annual meeting. Whether or not you plan to attend the annual meeting, we hope that you will have your stock represented by voting as directed in the proxy card as soon as possible. You may, of course, attend the annual meeting and vote in person even if you have previously submitted your proxy card.
Sincerely,

BJORN MOLLER
President and Chief Executive Officer

2009 ANNUAL MEETING OF SHAREHOLDERS
NOTICE OF ANNUAL MEETING AND PROXY STATEMENT

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS	2

QUESTIONS AND ANSWERS ABOUT THE PROXY MATERIALS AND THE ANNUAL MEETING	3

Q: Why am I receiving these materials?	3

Q: What information is contained in this proxy statement?	3

Q: How may I obtain Teekay’s annual report to shareholders?	3

Q: How may I obtain Teekay’s Annual Report on Form 20-F filed with the SEC?	3

Q: What items of business will be voted on at the annual meeting?	3

Q: How does the Board recommend that I vote?	3

Q: What shares can I vote?	3

Q: What is the difference between holding shares as a shareholder of record and as a beneficial owner?	4

Q: How can I attend the annual meeting?	4

Q: How can I vote my shares in person at the annual meeting?	4

Q: How can I vote my shares without attending the annual meeting?	4

Q: Can I change my vote?	4

Q: Is my vote confidential?	5

Q: How many shares must be present or represented to conduct business at the annual meeting?	5

Q: How are votes counted?	5

Q: What is the voting requirement to approve each of the proposals?	5

Q: Is cumulative voting permitted for the election of directors?	5

Q: What happens if additional matters are presented at the annual meeting?	6

Q: What should I do if I receive more than one set of voting materials?	6

Q: How may I obtain a separate set of voting materials?	6

Q: Who will bear the cost of soliciting votes for the annual meeting?	6

Q: Where can I find the voting results of the annual meeting?	6

Q: What is the deadline to propose actions for consideration at next year’s annual meeting of shareholders or to nominate individuals to serve as directors?	7

Q: How may I communicate with Teekay’s Board or the non-management directors on Teekay’s Board?	7

CORPORATE GOVERNANCE PRINCIPLES AND BOARD MATTERS	8

COMPENSATION DISCUSSION AND ANALYSIS	12

COMPENSATION COMMITTEE REPORT	15

SUMMARY COMPENSATION TABLE	16

2008 GRANTS OF PLAN-BASED AWARDS	17

OUTSTANDING EQUITY AWARDS AT 2008 FISCAL YEAR-END	17

2008 OPTION EXERCISES AND STOCK VESTED	18

DIRECTOR COMPENSATION	19

PROPOSALS TO BE VOTED ON	20

PROPOSAL NO. 1 ELECTION OF DIRECTORS	20

INFORMATION ABOUT THE DIRECTOR NOMINEES	21

INFORMATION ABOUT DIRECTORS CONTINUING IN OFFICE	22

COMMON STOCK OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT	24

CERTAIN RELATIONSHIPS	25

EXECUTIVE OFFICERS	25

PRINCIPAL AUDITOR FEES AND SERVICES	27

REPORT OF THE AUDIT COMMITTEE OF THE BOARD OF DIRECTORS	28

TEEKAY CORPORATION
NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

Time and Date	Wednesday, September 9, 2009
9:30 – 10:00 a.m. Pacific Daylight Time

Place	Marina Club Room
Point Roberts Marina
2nd Floor, 713 Simundson Drive
Point Roberts, WA
USA

Items of Business	(1) To elect three directors to Teekay’s Board of Directors for a term of three years.

(2) To transact such other business as may properly come before the annual meeting or any adjournment or postponement of the meeting.

Adjournments and Postponements	Any action on the items of business described above may be considered at the annual meeting at the time and on the date specified above or at any time and date to which the annual meeting may be properly adjourned or postponed.

Record Date	The record date for the annual meeting is July 13, 2009. Only shareholders of record at the close of business on that date will be entitled to notice, and to vote at, the annual meeting or any adjournment or postponement of the meeting.

Internet Availability	We are furnishing proxy materials to our shareholders over the Internet. On or about July 30, 2009, we will mail our shareholders a notice containing instructions on how to access our 2009 proxy statement and annual report via the Internet and vote online. The notice also provides instruction on how shareholders can request a paper copy of these documents if they desire, and how shareholders can enroll in e-delivery to receive future annual materials via email.

Voting	Your vote is very important. Whether or not you plan to attend the annual meeting, we encourage you to read this proxy statement and submit your proxy or voting instructions as soon as possible. You may submit your proxy for the annual meeting as instructed in the proxy. For specific instructions on how to vote your shares, please refer to the section entitled Questions and Answers beginning on page 3 of the proxy statement and the instructions on the proxy or voting instruction card.
By Order of the Board of Directors

ARTHUR J. BENSLER
Secretary
July 27, 2009
This notice of annual meeting and proxy statement and form of proxy are being distributed on or about
July 30, 2009.

QUESTIONS AND ANSWERS ABOUT THE PROXY MATERIALS AND THE ANNUAL MEETING
Q:	Why am I receiving these materials?

A:
The Board of Directors (or Board) of Teekay Corporation, a corporation organized in the Republic of The Marshall Islands (or Teekay), is providing these proxy materials for you in connection with Teekay’s Annual Meeting of Shareholders, which will take place on September 9, 2009. As a shareholder, you are invited to attend the annual meeting and are entitled and requested to vote on the items of business described in this proxy statement.

Q:	What information is contained in this proxy statement?

A:
The information included in this proxy statement relates to the proposals to be voted on at the annual meeting, the voting process, the compensation of directors and Teekay’s most highly-paid executive officers, and certain other information about Teekay.

Q:	How may I obtain Teekay’s annual report to shareholders?

A:	A copy of our annual report to shareholders may be found in the Investor Center section of our website at www.teekay.com.
Q:	How may I obtain Teekay’s Annual Report on Form 20-F filed with the SEC?

A:	Our 2008 Annual Report on Form 20-F constitutes our annual report to shareholders. Shareholders may also request a free copy of our 2008 Annual Report on Form 20-F from:
Teekay Corporation
Suite 2000, Bentall 5
550 Burrard Street
Vancouver, BC V6C 2K2
Attention: Investor Relations
Telephone: (604) 844-6654
Email: investor.relations@teekay.com

Teekay will also furnish any exhibit to the Form 20-F if specifically requested. Copies of the 2008 Annual Report on Form 20-F are also available under “SEC Filings” in the Investor Center section of our website at www.teekay.com and at the SEC’s EDGAR database on the SEC’s website at www.sec.gov.

Q:	What items of business will be voted on at the annual meeting?
A:	The items of business scheduled to be voted on at the annual meeting are:
•	The election of three directors to Teekay’s Board for a term of three years; and

•	Any other business that properly comes before the annual meeting.
Q:	How does the Board recommend that I vote?

A:	The Board recommends that you vote your shares “FOR” each of the nominees to the Board.
Q:	What shares can I vote?

A:
Each share of Teekay common stock issued and outstanding as of the close of business on July 13, 2009, the record date for the annual meeting, is entitled to be voted on all items being voted upon at the annual meeting. The record date for the annual meeting is the date used to determine both the number of shares of Teekay’s common stock that are entitled to be voted at the annual meeting and the identity of the shareholders of record and beneficial owners of those shares of common stock who are entitled to vote those shares at the annual meeting. On the record date for the annual meeting we had approximately 72,516,193 shares of common stock issued and outstanding.

You may vote all shares owned by you as of the record date for the annual meeting, including (1) shares held directly in your name as the shareholder of record, including shares purchased through Teekay’s Dividend Reinvestment Plan, and (2) shares held for you as the beneficial owner through a broker, trustee or other nominee such as a bank.

Q:	What is the difference between holding shares as a shareholder of record and as a beneficial owner?
A:
Most Teekay shareholders hold their shares through a broker or other nominee rather than directly in their own name. As summarized below, there are some distinctions between shares held of record and those owned beneficially.

Shareholder of Record

If your shares are registered directly in your name with Teekay’s transfer agent, BNY Mellon Shareowner Services, you are considered, with respect to those shares, the shareholder of record, and these proxy materials are being sent directly to you by Teekay. As the shareholder of record, you have the right to grant your voting proxy directly to Teekay or to vote in person at the meeting.

Beneficial Owner

If your shares are held in a brokerage account or by another nominee, you are considered the beneficial owner of shares held in street name, and these proxy materials are being forwarded to you together with a voting instruction card. As the beneficial owner, you have the right to direct your broker, trustee or nominee how to vote and are also invited to attend the annual meeting.

Since a beneficial owner is not the shareholder of record, you may not vote these shares in person at the meeting unless you obtain a “legal proxy” from the broker, trustee or nominee that holds your shares, giving you the right to vote the shares at the meeting. Your broker, trustee or nominee should have provided voting instructions for you to use in directing the broker, trustee or nominee how to vote your shares.

Q:	How can I attend the annual meeting?
A:
You are entitled to attend the annual meeting only if you were a Teekay shareholder as of the close of business on July 13, 2009 or you hold a valid proxy for the annual meeting. You should be prepared to present photo identification for admittance. In addition, if you are a shareholder of record, your name will be verified against the list of shareholders of record on the record date prior to your being admitted to the annual meeting. If you are not a shareholder of record but hold shares through a broker or nominee (i.e., in street name), you should provide proof of beneficial ownership on the record date, such as your most recent account statement prior to the record date, a copy of the voting instruction card provided by your broker, trustee or nominee, or other similar evidence of ownership. If you do not provide photo identification or comply with the procedures outlined above upon request, you will not be admitted to the annual meeting. The meeting is scheduled to begin promptly at 9:30 a.m. Pacific Daylight Time.

Q:	How can I vote my shares in person at the annual meeting?
A:
Shares held in your name as the shareholder of record may be voted in person at the annual meeting. Shares held beneficially in street name may be voted in person only if you obtain a legal proxy from the broker, trustee or nominee that holds your shares giving you the right to vote the shares. Even if you plan to attend the annual meeting, we recommend that you also submit your proxy or voting instructions as described below so that your vote will be counted if you later decide not to attend the meeting.

Q:	How can I vote my shares without attending the annual meeting?
A:
Whether you hold shares directly as the shareholder of record or beneficially in street name, you may direct how your shares are voted without attending the meeting. If you are a shareholder of record, you may vote by submitting a proxy. If you hold shares beneficially in street name, you may vote by submitting voting instructions to your broker, trustee or nominee.

Q:	Can I change my vote?
A:
You may change your vote at any time prior to the vote at the annual meeting. If you are the shareholder of record, you may change your vote by granting a new proxy bearing a later date (which automatically revokes the earlier proxy), by providing a written notice of revocation to the Teekay Corporate Secretary by mail received prior to your shares being voted, or by attending the annual meeting and voting in person. Attendance at the meeting will not cause your previously granted proxy to be revoked unless you specifically so request. For shares you hold beneficially in street name, you may change your vote by submitting new voting instructions to your broker, trustee or nominee, or, if you have obtained a legal proxy from your broker or nominee giving you the right to vote your shares, by attending the meeting and voting in person.

Q:	Is my vote confidential?
A:
Proxy instructions, ballots and voting tabulations that identify individual shareholders are handled in a manner that protects your voting privacy. Your vote will not be disclosed either within Teekay or to third parties, except (1) as necessary to meet applicable legal requirements, (2) to allow for the tabulation of votes and certification of the vote and (3) to facilitate a successful proxy solicitation. Occasionally shareholders provide written comments on their proxy card, which are then forwarded to Teekay’s management.

Q:	How many shares must be present or represented to conduct business at the annual meeting?
A:
The general quorum requirement for holding the annual meeting and transacting business is that holders of a majority of shares of Teekay common stock entitled to vote must be present in person or represented by proxy. However, the number of shares required to be represented at the annual meeting to constitute a quorum is reduced from a majority to one-third of the shares entitled to vote on a specific matter if that matter is recommended by the Continuing Directors or, for purposes of voting on the election of directors, if all nominees are recommended by the Continuing Directors. Continuing Directors means the incumbent members of the Board of Directors that were members of the Board on May 31, 2006 and any persons who have been or are subsequently elected or appointed to the Board if such persons are recommended by a majority of the Continuing Directors. The Continuing Directors have recommended for election all the nominees for director set out in this proxy statement. Accordingly, the quorum for this matter will be one-third of the shares entitled to vote, present in person or represented by proxy. Both abstentions and broker non-votes are counted for the purpose of determining the presence of a quorum.

Q:	How are votes counted?
A:
In the election of directors, you may vote “FOR” all of the nominees or your vote may be “WITHHELD” with respect to one or more of the nominees. For any other item of business, you may vote “FOR,” “AGAINST” or “ABSTAIN.” If you “ABSTAIN,” the abstention has the same effect as a vote “AGAINST.”

If you provide specific instructions for a given item, your shares will be voted as you instruct on such item. If you sign your proxy card or voting instruction card without giving specific instructions, your shares will be voted in accordance with the recommendations of the Board (i.e., “FOR” all of Teekay’s nominees to the Board, and in the discretion of the proxy holders on any other matters that properly come before the meeting).

If you hold shares beneficially in street name and do not provide your broker with voting instructions, your shares may constitute “broker non-votes.” Generally, broker non-votes occur on a matter when a broker is not permitted to vote on that matter without instructions from the beneficial owner and instructions are not given. In tabulating the voting result for any particular proposal, shares that constitute broker non-votes are not considered entitled to vote on that proposal. Thus, broker non-votes will not affect the outcome of any matter being voted on at the meeting, assuming that a quorum is obtained.

Q:	What is the voting requirement to approve each of the proposals?
A:
In the election of directors, the three persons receiving the highest number of “FOR” votes at the annual meeting will be elected. Any other proposals require the affirmative “FOR” vote of a majority of those shares present in person or represented by proxy and entitled to vote on that proposal at the annual meeting.

Q:	Is cumulative voting permitted for the election of directors?
A:
No. Teekay does not allow you to cumulate your vote in the election of directors. For all matters proposed for shareholder action at the annual meeting, each share of common stock outstanding as of the close of business on the record date is entitled to one vote.

Q:	What happens if additional matters are presented at the annual meeting?
A:
Other than the one item of business described in this proxy statement, we are not aware of any business to be acted upon at the annual meeting. If you grant a proxy, the persons named as proxy holders, Bjorn Moller, Peter Evensen and Arthur J. Bensler, will have the discretion to vote your shares on any additional matters properly presented for a vote at the meeting. If for any unforeseen reason any of our nominees are not available as a candidate for director, the persons named as proxy holders will vote your proxy for such candidate or candidates as may be nominated by the Board, unless the Board chooses to reduce the number of directors serving on the Board.

Q:	What should I do if I receive more than one set of voting materials?
A:
If you request a printed set of voting materials, you may receive more than one set of voting materials, including multiple copies of this proxy statement and multiple proxy or voting instruction cards. For example, if you hold your shares in more than one brokerage account, you may receive a separate voting instruction card for each brokerage account in which you hold shares. If you are a shareholder of record requesting printed voting materials and your shares are registered in more than one name, you will receive more than one proxy card. Please complete, sign, date and return each proxy card and voting instruction card that you receive.

Q:	How may I obtain a separate set of voting materials?
A:
If you share an address with another shareholder and request a printed set of voting materials, you may receive only one set of proxy materials unless you have provided contrary instructions. If you wish to receive a separate set of proxy materials now or in the future, you may contact us to request a separate copy of these materials at:

Teekay Corporation
Suite 2000, Bentall 5
550 Burrard Street
Vancouver, BC V6C 2K2
Attention: Investor Relations
Telephone: (604) 844-6654
Email: investor.relations@teekay.com

Similarly, if you share an address with another shareholder and have received multiple copies of our proxy materials, you may contact us as indicated above to request delivery of a single copy of these materials.

Q:	Who will bear the cost of soliciting votes for the annual meeting?
A:
Teekay is making this solicitation and will pay the entire cost of preparing, assembling, printing, mailing and distributing proxy materials and soliciting votes. In addition to the mailing of any proxy materials, the solicitation of proxies or votes may be made in person, by telephone or by electronic communication by our directors, officers and employees, who will not receive any additional compensation for such solicitation activities. Upon request, we will reimburse brokerage houses and other custodians, nominees and fiduciaries for forwarding proxy and solicitation materials to shareholders.

Q:	Where can I find the voting results of the annual meeting?
A:	We intend to announce preliminary voting results at the annual meeting and publish final results in our report on Form 6-K for the third quarter of fiscal 2009.

Q:	What is the deadline to propose actions for consideration at next year’s annual meeting of shareholders or to nominate individuals to serve as directors?
A:	You may submit proposals, including director nominations, for consideration at future shareholder meetings as indicated below.
Shareholder Proposals

For a shareholder proposal to be considered for inclusion in Teekay’s proxy statement for the annual meeting next year, the written proposal must be received by Teekay’s Corporate Secretary at the address set forth below no later than December 31, 2009. If the date of next year’s annual meeting is moved more than 30 days before or after the anniversary date of this year’s annual meeting, the deadline for inclusion of proposals in Teekay’s proxy statement instead will be not later than 10 days following the earlier of the date on which notice of the annual meeting is mailed to Teekay’s shareholders or the date on which public disclosure of the date of the annual meeting is made. Such proposals also will need to comply with Teekay’s bylaws provisions regarding business to be brought before a shareholder meeting. Proposals should be sent by mail or facsimile addressed to:

Corporate Secretary
Teekay Corporation
Suite 2000, Bentall 5
550 Burrard Street
Vancouver, BC V6C 2K2
Facsimile: (604) 609-6447

For a shareholder proposal that is not intended to be included in Teekay’s proxy statement as described above, the shareholder must deliver a proxy statement and form of proxy to holders of a sufficient number of shares of Teekay common stock to approve that proposal, provide the information required by Teekay’s bylaws and give timely notice to Teekay’s Corporate Secretary in accordance with the bylaws, which, in general, require that the notice be received by the Corporate Secretary not less than 60 days or more than 90 days prior to the meeting date.

Nomination of Director Candidates

You may propose director candidates for consideration by the Board’s Nominating and Governance Committee. Any such recommendation should include the nominee’s name and qualifications for Board membership and should be directed to Teekay’s Corporate Secretary at the address set forth above. Please read “Corporate Governance Principles and Board Matters — Consideration of Director Nominees” below. In addition, Teekay’s bylaws permit shareholders to nominate directors for election at an annual shareholder meeting. To nominate a director, the shareholder must deliver a proxy statement and form of proxy to holders of a sufficient number of shares of Teekay common stock to elect such nominee and provide the information required by Teekay’s bylaws, as well as a statement by the nominee acknowledging that he or she will owe a fiduciary obligation to Teekay and its shareholders if elected. In addition, the shareholder must give timely notice to Teekay’s Corporate Secretary in accordance with the bylaws, which, in general, require that the notice be received by the Corporate Secretary within the time period described above under “Shareholder Proposals.”

Copy of By-Laws Provisions

You may contact Teekay’s Corporate Secretary at the address set forth above for a copy of the relevant by-laws provisions regarding the requirements for making shareholder proposals and nominating director candidates. Teekay’s bylaws are also available under “Corporate Governance” in the Investor Center section of Teekay’s website at www.teekay.com.

Q:	How may I communicate with Teekay’s Board or the non-management directors on Teekay’s Board?
A:	You may submit any communication intended for Teekay’s Board or the non-management directors by directing the communication by mail or fax addressed as follows:
Teekay Corporation
Suite No. 1778, 48 Par-la-Ville Road
Hamilton, HM 11 Bermuda
Attention: Chairman
Facsimile: (441) 292-3931

CORPORATE GOVERNANCE PRINCIPLES AND BOARD MATTERS
Teekay is committed to sound corporate governance principles. These principles contribute to Teekay’s business success and are essential to maintaining Teekay’s integrity in the marketplace. Teekay’s Corporate Governance Guidelines and Standards of Business Conduct are available under “Corporate Governance” in the Investor Center section of our website at www.teekay.com.
Board Independence
The Board has determined that each of our directors, other than Bjorn Moller, our President and Chief Executive Officer, has no material relationship with Teekay (either directly or as a partner, shareholder or officer of an organization that has a relationship with Teekay) and is independent within the meaning of Teekay’s director independence standards, which reflect the New York Stock Exchange (or NYSE) director independence standards, as currently in effect. In making this determination, the Board considered the relationships of Thomas Kuo-Yuen Hsu, Axel Karlshoej and C. Sean Day with our largest shareholder and concluded these relationships do not materially affect their independence as directors. Please read “Certain Relationships” for additional information. Each of the current directors standing for re-election at the annual meeting is an independent director.
The Board has determined that each member of each of Teekay’s Board committees has no material relationship with Teekay (either directly or as a partner, shareholder or officer of an organization that has a relationship with Teekay) and is independent within the meaning of Teekay’s director independence standards. In addition, the Board has determined that each member of the Audit Committee also satisfies Teekay’s Audit Committee member independence standards, which reflect applicable NYSE and SEC audit committee member independence standards.
Board Structure and Committee Composition
As of the date of this proxy statement, the Board has nine directors and the following three committees: (1) Audit, (2) Compensation and Human Resources, and (3) Nominating and Governance. The function of each of the committees is described later in this section. Each of the committees operates under a written charter adopted by the Board. All of the committee charters are available under “Corporate Governance” in the Investor Center section of Teekay’s website at www.teekay.com. During fiscal 2008, the Board held eight meetings. Each director attended all Board meetings. Each director attended all applicable committee meetings except for an Audit Committee meeting at which one committee member was absent. The membership of each of the committees for fiscal 2008, and as of the date of this proxy statement, and the number of meetings of each committee held in fiscal 2008 are as follows:

Compensation
		and	Nominating
		Human	and
Name of Director	Audit	Resources	Governance

Non-Employee Directors:
Ian D. Blackburne		X	X*
J. Rod Clark	X
C. Sean Day		X*
Peter S. Janson	X	X
Axel Karlshoej		X
Thomas Kuo-Yuen Hsu			X
Eileen A. Mercier	X*		X
Tore I. Sandvold			X

Employee Directors:
Bjorn Moller

Number of Meetings in Fiscal 2008	7	4	4

X = Committee member
* = Chair

Audit Committee
Teekay’s Audit Committee is composed entirely of directors who satisfy applicable NYSE and SEC audit committee independence standards. All members of the committee are financially literate and the Board has determined that Eileen A. Mercier qualifies as an audit committee financial expert.
The Audit Committee assists the Board in fulfilling its responsibilities for general oversight of:
•	the integrity of Teekay’s financial statements;

•	Teekay’s compliance with legal and regulatory requirements;

•	the independent auditors’ qualifications and independence; and

•	the performance of Teekay’s internal audit function and independent auditors.
The Committee’s charter is available under “Corporate Governance” in the Investor Center section of Teekay’s website at www.teekay.com. Specific duties of the Audit Committee include:
•	engagement of Teekay’s independent auditor;

•	evaluation of the independent auditor’s qualifications, performance and independence;

•
meeting with management and the independent auditor to review and discuss annual and quarterly financial statements, financial disclosure and, as applicable. the independent auditor’s report on internal controls over financial reporting;

•	periodic assessment of accounting practices and policies and risk and risk management, including the Company’s policy on use of derivatives and its compliance with the policy;

•	review of Teekay’s internal controls, internal audit function and corporate policies with respect to financial information;

•
periodic review with management, and if applicable, the independent auditor, of any material correspondence with, or other material action by, regulators or governmental agencies, any material legal affairs of the Company, pension governance, and Teekay’s compliance with applicable laws and listing standards;

•	review of all related-party transactions, including any transactions between the Company and its officers or directors;

•	oversight of the hiring of any employees or former employees of the independent auditor, to ensure compliance with applicable regulations;

•	periodic review and monitoring of compliance with and the effectiveness of Teekay’s Standards of Business Conduct;

•	overseeing the establishment of procedures for handling complaints concerning financial, accounting, internal accounting controls and auditing matters;

•	reporting to the Board on significant matters arising from the Committee’s activities;

•	preparing an Audit Committee report for inclusion in the annual proxy statement;

•	annually reviewing the Audit Committee charter and the Committee’s performance; and

•	periodically reviewing risks that may have a significant impact on Teekay’s financial statements.
The Audit Committee works closely with Teekay’s management, internal auditors and independent auditors. The Audit Committee has the authority to obtain advice and assistance from, and receive appropriate funding from Teekay for, outside legal, accounting and other advisors as the Audit Committee deems necessary to fulfill its duties. The Audit Committee meets at least quarterly, and holds such other meetings as are necessary or appropriate for the Committee to fulfill its responsibilities. Periodically, the Committee meets separately with management, with internal audit personnel and with the independent auditors to discuss matters that the Committee or the other groups believe deserve Committee attention. The report of the Audit Committee is included on page 27 of this proxy statement.

Compensation and Human Resources Committee
Teekay’s executive compensation program is administered by the Compensation and Human Resources Committee of the Board of Directors (or the Compensation Committee). The Compensation Committee is composed entirely of non-employee directors who are independent, as determined by the Board, within the meaning of applicable NYSE standards.
The Compensation Committee:
•
reviews and approves corporate goals and objectives relevant to the Chief Executive Officer’s compensation, evaluates the Chief Executive Officer’s performance in light of these goals and objectives and determines the Chief Executive’s compensation;

•
reviews and approves the evaluation process and compensation structure for executives, other than the Chief Executive Officer, evaluates their performance and sets their compensation based on this evaluation;

•	reviews and makes recommendations to the Board regarding compensation for directors;
•	establishes and administers long-term incentive compensation and equity-based plans; and
•	oversees Teekay’s other compensation plans, policies and programs.
Specific duties of the Compensation Committee include, among others: developing an executive compensation philosophy and annually reviewing executive compensation programs and practices; approving special employment, severance, change-in-control and retirement agreements or arrangements for executive officers; monitoring director and executive stock ownership; and annually evaluating the Compensation Committee’s performance and its charter. The Compensation Committee has the authority to retain compensation consultants and experts in fulfilling its duties and to compensate these advisors.
The Compensation Committee’s charter is available under “Corporate Governance” in the Investor Center section of Teekay’s website at www.teekay.com.
The Compensation Committee met four times during fiscal 2008. The Compensation Committee has retained the services of an external executive compensation consultant, Hewitt Associates. The consultant assists the Compensation Committee in its review of executive compensation, including assessing the competitiveness of pay levels, executive compensation design issues, market trends, and technical considerations. The nature and scope of services rendered by Hewitt Associates on the Compensation Committee’s behalf is described below:
•	providing competitive market pay analyses and market trend information relevant to executive and board compensation;
•	advising as to recent relevant regulatory, technical, and accounting considerations impacting executive compensation and executive benefit programs;
•	assisting with the design or redesign of any executive compensation or executive benefit programs, if requested; and
•	preparing for and attending selected management and compensation committee meetings.
The Compensation Committee did not direct Hewitt Associates to perform the above services in any particular manner or under any particular method. The Compensation Committee has the final authority to hire and terminate the consultant, and the Compensation Committee evaluates the consultant periodically. The Compensation Committee approves all invoices for executive compensation work performed by the consultant. The consultant may perform other services for Teekay.
Nominating and Governance Committee
The Nominating and Governance Committee:
•	identifies individuals qualified to become Board members;
•	selects and recommends to the Board director and committee member candidates;
•
develops and recommends to the Board corporate governance principles and policies applicable to Teekay, monitors compliance with these principles and policies and recommends to the Board appropriate changes; and

•	oversees the evaluation of the Board and its committees.

Specific duties of the Nominating and Governance Committee include, among others: annually assessing the size and composition of the Board; periodically reviewing director qualification criteria; annually reviewing and, as appropriate, recommending directors for continued service; overseeing the Board’s committee structure; recommending Board committee assignments; monitoring compliance with Board and Board committee membership criteria; developing procedures for selecting the Chair of the Board; determining the method of communication between employees, shareholders and other interested parties and non-management directors; and annually evaluating the Committee’s performance and its charter. The Committee has the authority to obtain assistance from outside advisors in fulfilling its duties and to compensate these advisors. A member of the Nominating and Governance Committee receives communications directed to non-management directors.
The Committee’s charter is available under “Corporate Governance” in the Investor Center section of Teekay’s website at www.teekay.com.
Consideration of Director Nominees
Shareholder Nominees
The policy of the Nominating and Governance Committee is to consider properly submitted shareholder nominations for Board of Directors candidates as described below under “Identifying and Evaluating Nominees for Directors.” In evaluating these nominations, the Committee considers the balance of knowledge, experience and capability on the Board and the membership guidelines set forth below under “Director Qualifications.” Any shareholder nominations proposed for consideration by the Committee should include the nominee’s name and qualifications for Board membership and should be mailed, addressed to:
Corporate Secretary
Teekay Corporation
Suite 2000, Bentall 5
550 Burrard Street
Vancouver, BC V6C 2K2
In addition, Teekay’s bylaws permit shareholders to nominate directors for consideration at an annual shareholder meeting. For a description of the process for nominating directors in accordance with Teekay’s bylaws, see “Questions and Answers about the Proxy Materials and the Annual Meeting — What is the deadline to propose actions for consideration at next year’s annual meeting of shareholders or to nominate individuals to serve as directors?” on page 6 of this proxy statement.
Director Qualifications
Teekay’s Corporate Governance Guidelines include Board membership guidelines that the Nominating and Governance Committee should consider in reviewing and in recommending to the Board director nominees. Under these guidelines, members of the Board should have high standards of personal and professional ethics, integrity and values. Among other things, the Nominating and Governance Committee should consider the nominee’s training, experience and ability in making and overseeing policy in business, government or education sectors; willingness and availability to carry out his or her duties effectively; commitment to act in the best interests of Teekay and its stakeholders and to assess objectively Board, committee and management performance. In evaluating director nominees, the Nominating and Governance Committee also assesses an individual’s qualifications, skills, experience, background and knowledge in light of the overall composition of the existing Board. Teekay’s Corporate Governance Guidelines, which include a more detailed discussion of desired director qualifications, are available under “Corporate Governance” in the Investor Center section of our website at www.teekay.com.
Identifying and Evaluating Nominees for Directors
The Nominating and Governance Committee uses a variety of methods for identifying and evaluating director nominees for recommendation to the Board for approval. The Nominating and Governance Committee regularly assesses the appropriate size of the Board, and whether any vacancies on the Board are expected due to retirement or otherwise. In the event that vacancies are anticipated or otherwise arise, the Nominating and Governance Committee considers potential director candidates. Candidates may come to the attention of the Nominating and Governance Committee through current Board members, professional search firms, shareholders or others. These candidates are evaluated at regular or special meetings of the Nominating and Governance Committee, and may be considered at any time during the year. As described above, the Nominating and Governance Committee considers properly submitted shareholder nominations for candidates for the Board. Following verification of the shareholder status of persons proposing candidates, any recommendations are aggregated and considered by the Nominating and Governance Committee. If any materials are provided by a shareholder in connection with the nomination of a director candidate, these materials are forwarded to the Nominating and Governance Committee. The Nominating and Governance Committee also reviews materials provided by professional search firms or other parties in connection with a nominee who is not proposed by a shareholder. In evaluating these nominations, the Nominating and Governance Committee seeks to achieve a balance of knowledge, experience and capability on the Board.

Executive Sessions
Teekay’s non-management directors hold at least four executive sessions each year at which the non-management directors meet without management directors or other executives present. The sessions are scheduled and chaired by the Chair of the Board. Any non-management director can request that additional executive sessions be scheduled.
Communications with the Board
Individuals may communicate with the Board by writing to Teekay’s Board by mail or fax addressed to:
Teekay Corporation
Suite No. 1778, 48 Par-la-Ville Road
Hamilton, HM 11 Bermuda
Facsimile: (441) 292-3931
Communications that are intended specifically for non-management directors should be addressed to the Nominating and Governance Committee and sent to the above address.
COMPENSATION DISCUSSION AND ANALYSIS
Executive Compensation Philosophy
Employees are the key to Teekay’s success. The goals of Teekay’s compensation programs are to:
•	balance Teekay’s need to attract and retain key talent as it becomes an increasingly visible, global corporation against the need for compensation that is weighted towards pay for performance;
•	support the achievement of Teekay’s business strategies and the enhancement of shareholder value; and
•	encourage Teekay’s executives to work together as “One Teekay” over the longer-term and to accept direct responsibility for their individual business goals.
Executive Compensation Program and Practices
Program Elements. There are five main program elements:
•	Base salary, which acknowledges the market value of the particular executive role, internal pay equity, and each individual executive’s ability to sustain performance;
•
Annual incentive, which communicates critical corporate success factors, links all executives to the results of Teekay, reflects individual performance for the year, and motivates executives to achieve higher levels of success with an ‘uncapped’ formula;

•	Pensions, benefits, and perquisites, which are provided at competitive levels to attract and retain key talent;
•
Long-term incentives in the form of equity awards, which focus on the returns realized by the shareholders, acknowledge and assist in retaining those executives who can influence the long-term performance of Teekay by rewarding them for delivering corporate results, provide a balance against short-term decisions and encourage a longer time horizon for decisions; and

•
Vision Incentive Plan (or VIP), which rewards exceptional corporate performance and shareholder return in the successful transformation of Teekay (to be assessed until the end of 2010); the VIP is a discrete plan that expires after 2010 and is not a permanent element of Teekay’s Executive Compensation Program.

The short and long-term incentive elements of Teekay’s Executive Compensation Program (excluding the VIP) are expected to be greater than 50% of total compensation, and longer-term incentive compensation should provide greater opportunity for reward than annual cash compensation at target.
Market Comparator Groups. Total executive compensation is targeted against a comparator group that has been categorized into:
•	Publicly traded US oil & gas companies with revenues of $0.1 billion to $22 billion;
•	Publicly traded US marine/transportation companies;
•	Publicly traded Canadian oil & gas/energy/transportation companies with revenues of $3 billion to $19 billion
As some of these comparator corporations have greater revenues than Teekay, regression analysis is used on a limited basis for the U.S. market data to create size-adjusted compensation levels comparable to Teekay. Compensation targets are set up to the median total compensation of each comparator group. The decision to target up to the median, as opposed to at the median or higher, provides room for increasing Teekay’s executive compensation as Teekay grows. While it is difficult to find a direct marine peer group, a group of U.S. marine transportation companies is included as these companies are considered competitors for talent, especially at the executive level.
Compensation Program Review. The Compensation Committee, together with the Chief Executive Officer and Executive Vice President, Corporate Resources, reviews executive compensation practices at least annually against the compensation philosophy and comparative market data. The Chief Executive Officer and Executive Vice President, Corporate Resources make recommendations to the Compensation Committee with the intent of keeping executive officer compensation practices aligned with compensation philosophy. The Compensation Committee must approve any recommended changes before they can be made.
The Compensation Committee has retained Hewitt Associates, an internationally recognized consulting firm, to provide an independent review of our compensation programs for executive officers and directors, assist in the preparation of a list of peer companies, examine our pay practices relative to the market and assist in the design of compensation programs. Hewitt does not have a material additional relationship outside of the services that it provides to the Compensation Committee. The Compensation Committee has the authority to retain and terminate any compensation and benefits consultant and the authority to approve the related fees and other retention terms of the consultant.
Executive Compensation for 2008
Base Salary. Base salary is targeted up to the median of the comparator group and is determined by individual experience and performance. In 2008, the base salary of Teekay’s Chief Executive Officer, Chief Financial Officer and its three other most highly compensated officers was not materially adjusted in aggregate; only one out of the five salaries was adjusted. For 2009, the Company put in effect a freeze on base compensation for employees at Director level and higher, including the executives. This decision was taken as part of a corporate-wide focus on reducing costs.
Annual Incentive Plan. Teekay’s annual short-term incentive program for executives is linked to both company performance and individual performance. Typically, the plan is designed to have two-thirds of the annual incentive award based on Teekay’s financial corporate performance and one-third on achievement of each executive’s individual performance. In 2008, one-third of the annual incentive award was based on Teekay’s financial corporate performance, one-third was based on achievement of plan goals set by the Board, and one-third was based on each executive’s individual performance.
Teekay’s financial corporate performance was measured using the following three financial measures:
•
Return on Invested Capital for its spot tanker segment relative to its spot tanker peer group. This measure is weighted by the relative size of invested capital for the Company and in 2008 accounted for 18% of the Corporate performance measure.

•
Return on Invested Capital for each of the company’s business segments relative to their weighted-average cost of capital. The score starts at 1.0 for achieving Return on Invested Capital equal to Weighted Average Cost of Capital and moves up on a sliding scale of 0.5 for every additional 1% in Return on Invested Capital, with no maximum. If Weighted Average Cost of Capital is not achieved then the score is zero. In 2008 this measure accounted for 57% of the Corporate performance measure.

•	Total Shareholder Return relative to Teekay’s peer group. This measure is held at 25% of the Corporate performance measure.

Plan goals set by the Board are determined on an annual basis at the Board’s discretion. In 2008, the goal was based on achieving cost reduction targets for 2008.
Individual performance is measured on individual annual goals set at the beginning of each year. A performance rating is then awarded at the end of the year based on achievement of these goals. The individual’s modeling of the Company’s core values and leadership behaviors is also taken into consideration.
The total annual incentive is calculated by applying ratings or scores, with weightings as described above, to the executives’ target incentive percentage which ranges from 40% to 60% of base salary. Historically, base salaries have been kept low and short-term incentive payouts have ranged from 60% to 120% of base salary. Actual total cash compensation (base and short-term incentive) has typically targeted the median of the comparator group.
Long-term Incentive Programs. For 2008, Teekay’s executive officers received stock option grants under Teekay’s 2003 Equity Incentive Plan. Each stock option grant allows the executive officer to acquire shares of Teekay’s common stock, subject to the completion of a three-year annual vesting period and continued employment with Teekay. These options entitle the executive officer to acquire shares at a fixed price per share (i.e., the fair market value on the grant date) and have a ten-year term. To help reduce general and administrative costs, the 2008 grant was reduced by 20% from the usual target award value. From time to time, Teekay also grants shares of restricted stock or restricted stock units to reward exceptional performance and encourage retention.
Vision Incentive Plan. In 2005, Teekay adopted the VIP to reward exceptional corporate performance and shareholder returns, and to reward a shift away from cycle-dependent results. The plan results in an award pool for senior management based on two measures: (a) economic profit from 2005 to 2010; and (b) the increase in market value added (MVA) from 2001 to 2010. The VIP terminates on December 31, 2010.
From 2005 to 2010, annual economic profit contributions are made to the award pool based upon the degree to which Teekay’s annual return on invested capital exceeds its weighted-average cost of capital. Each contribution may be positive or negative. At the end of 2008, the cumulative economic profit pool amounted to approximately $0.7 million, having decreased by an estimated $9.9 million in economic profit in 2008 and after the Board in March of 2008 authorized an interim distribution to participants of $12.7 million in restricted stock units from the aggregate contributions of $23.3 million accumulated from 2005 to 2007 This interim distribution was in the form of restricted stock units that vest equally on November 28th of 2008, 2009 and 2010. In 2011, the remaining balance, if any, of the VIP award pool will be distributed to the participants. At least fifty percent of any distribution from the award pool must be paid in a form that is equity-based and with a vesting schedule of at least two years following any distribution.
At the end of 2010, a MVA contribution will be made to the VIP award pool if two threshold requirements are met: (a) shares of Teekay’s common stock must have a market value for the 18 months prior to December 31, 2010, equal to at least 120% of Teekay’s book value per share; and (b) Teekay’s total shareholder return (or TSR) for the period from the beginning of 2001 to the end of 2010 must be above the 25th percentile relative to the TSR of the S&P 500 (as calculated in accordance with U.S. securities regulations) during the same period. If both of the threshold requirements are met, then a MVA contribution will be made to the award pool. The amount of this MVA contribution will range from a low of 1.5% of Teekay’s increase in MVA, for TSR performance between the 25th and 50th percentiles relative to the S&P 500, to a maximum of 6% of Teekay’s increase in MVA, for TSR performance above the 90th percentile relative to the S&P 500; the increase in Teekay’s MVA is calculated for the period from the beginning of 2001 to the end of 2010. Individual awards relating to increases in MVA are capped at ten times the individual’s annual base salary and target annual incentive award. The Board retains ultimate authority to amend, suspend, or terminate the VIP as the Board deems necessary if the operation of the Plan will result in a reward pool that is disproportionate to the benefit received by the shareholders of the Company as a result of unintended or unexpected circumstances.
Pension Benefits. The Company offers a defined contribution pension plan to its executives. This benefit is included in the comparator group study that is targeted to the median. The Company believes that a pension plan is a standard component of total compensation in order to reward competitively and provide for some part of the employees’ retirement.

Perquisites. Teekay offers a nominal allowance account to it’s executives for specific items. This benefit is included in the comparator group study that is targeted to the median. The Company believes that this benefit is part of the total compensation of executives and is needed in order to compensate competitively. The perquisites allowance is set at a flat amount (disclosed in aggregate in the compensation table) and can be used for:
•	Financial counseling, retirement counseling, estate planning and income tax preparation for the executive and dependents;
•	Fitness activities; and
•	Executive required physical or other private medical costs.
Other Benefits. Other miscellaneous benefits are offered to the Company’s executives for ease of conducting their work and for market competitiveness. This benefit is included in the comparator group study that is targeted to the median. These benefits include such items as parking allowances and local business or industry club memberships.
Executive Share Ownership Guidelines
In 2005, the Company implemented share ownership guidelines for the executives of Teekay. The guidelines require common share holdings with an aggregate value of three times base salary for the Chief Executive Officer, and two times base salary for Presidents and Executive Vice Presidents. The guidelines should be achieved by March 2010 or, for executives newly promoted or subsequently joining Teekay, within five years after the guidelines become applicable to them.
COMPENSATION COMMITTEE REPORT
The Compensation and Human Resources Committee has reviewed and discussed the Compensation Discussion and Analysis with management and, based on the review and discussion, it has recommended to the Board of Directors that the Compensation Discussion and Analysis be included in the Company’s proxy statement.
C. Sean Day, Chair
Ian D. Blackburne
Peter S. Janson
Axel Karlshoej

SUMMARY COMPENSATION TABLE (1)
The following table shows for the fiscal years ended December 31, 2006, 2007 and 2008 the aggregate compensation earned by Teekay’s Chief Executive Officer, Chief Financial Officer and the three other most highly compensated Teekay executive officers who served as executive officers as of December 31, 2008 (the Named Executive Officers).

						Non-Equity
			Stock		Option	Incentive Plan	Pension Plan	All Other
	Salary	Bonus	Awards		Awards	Compensation	Contribution	Compensation	Total
Year	($)	($)	($)		($) (2)	($)	($) (3)	($) (4)	($)

2008	2,602,775	2,212,015	625,114	(5)	4,778,625	0	414,178	140,549	10,773,256

2007	2,668,515	2,236,881	0		4,502,074	0	463,392	134,052	10,004,914

2006	2,216,995	2,023,255	0		3,814,874	0	406,439	100,416	9,249,179

(1)
Cash amounts set forth in this table were paid primarily in Canadian Dollars, but are reported here in U.S. Dollars using an exchange rate of 1.0667 Canadian Dollars for each U.S. Dollar for 2008; 0.9920 Canadian Dollars for each U.S. Dollar for 2007; and 1.17 Canadian Dollars for each U.S. Dollar for 2006. The exchange rates used are calculated based upon the average exchange rate over the applicable year.

(2)
Reflects the dollar amount recognized for financial statement reporting purposes during 2006, 2007 and 2008, in accordance with Financial Accounting Standards (FAS) 123(R). Assumptions used in the calculation of these compensation costs are included in footnote 1 to Teekay’s audited financial statements for the fiscal year ended December 31, 2008 included in Teekay’s annual report on Form 20-F filed on June 30, 2009.

(3)	In each of 2006, 2007 and 2008, Teekay made contributions to the Named Executive Officers’ personal pension plans equal to approximately nine percent of their salary.

(4)
In 2006, 2007 and 2008, Teekay paid life insurance premiums for the Named Executive Officers, which in the aggregate amounted to $64,083, $75,997 and $58,225 respectively. In addition, in 2006, 2007 and 2008, Teekay paid for parking, financial and tax planning services, annual medical checkups and other fitness-related benefits for the Named Executive Officers, which in the aggregate amounted to $36,338, $58,055 and $82,324, respectively.

(5)
In March of 2008, 94,900 restricted stock units with a three year vesting period were granted to the Named Executive Officers as an interim distribution under Teekay’s Vision Incentive Plan. One third of these units vested on November 28, 2008, together with accumulated dividends of $1.1425 per share. The vested units were valued at $18.62 each, based upon the average of the closing price of the Company’s shares on the last five trading days of October, 2008. The closing price of the shares on November 28, 2008 was $16.39 per share.

2008 GRANTS OF PLAN-BASED AWARDS
The following table provides information regarding aggregate grants of plan-based awards for the Named Executive Officers for 2008. All of the grants listed below were made pursuant to Teekay’s 2003 Equity Incentive Plan and Vision Incentive Plan.

Grant
								All Other			Date Fair
								Stock	All Other	Exercise	Value
	Approval							Awards:	Option Awards:	or Base	of Stock
	Date if	Estimated Future Payouts						Number of	Number of	Price	and
	Different	Under			Estimated Future Payouts			Shares of	Securities	of Option	Option
Grant	than Grant	Non-Equity Incentive Plan			Under			Stock or	Underlying	Awards	Awards
Date	Date	Awards			Equity Incentive Plan Awards			Units (#)	Options (#)	($/Sh)	($/Sh)
		Threshold	Target	Maximum	Threshold	Target	Maximum
		($)	($)	($)	(#)	(#)	(#)

Mar 9/08	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	534,600	40.41	8.94
Mar 9/08	n/a	n/a	n/a	n/a	n/a	n/a	n/a	94,900 restricted stock units(1)	n/a	n/a	40.41

(1)	These restricted stock units have a three year annual vesting period, beginning with 31,633 shares which vested on November 28, 2008.
Awards under the Annual Incentive Plan, the 2003 Equity Incentive Plan and the VIP are tied to key measures of corporate performance. For additional information regarding the Annual Incentive Plan, the 2003 Equity Incentive Plan and the VIP, please refer to the “Compensation Discussion and Analysis” section of this proxy statement starting on page 12.
OUTSTANDING EQUITY AWARDS AT 2008 FISCAL YEAR-END
The following table includes certain information with respect to aggregate outstanding option awards and unvested restricted stock units held by the Named Executive Officers as of December 31, 2008.

Option Awards					Stock Awards
		Equity						Equity	Equity
		Incentive						Incentive Plan	Incentive Plan
		Plan						Awards:	Awards:
		Awards:				Market		Number of	Market or
		Number of			Number of	Value of		Unearned	Payout Value of
Number of	Number of	Securities			Shares or	Shares or		Shares, Units	Unearned Shares,
Securities	Securities	Underlying			Units of	Units of		or Other	Units or Other
Underlying	Underlying	Unexercised	Option	Option	Stock That	Stock That		Rights That	Rights That
Unexercised	Unexercised	Unearned	Exercise	Expiration	Have Not	Have Not		Have Not	Have Not
Options (#)	Options (#)	Options (#)	Price ($)	Date	Vested (#)	Vested ($)		Vested (#)	Vested ($)
Exercisable	Unexercisable

91,000	0	n/a	$11.78125	3/6/2010	63,267	1,243,190	(1)	n/a	n/a

71,600	0	n/a	$20.595	3/14/2011

77,800	0	n/a	$19.56	3/11/2012

99,800	0	n/a	$19.585	3/10/2013

204,600	0	n/a	$33.625	3/9/2014

130,033	0	n/a	$46.80	3/10/2015

226,201	119,832	n/a	$38.94	3/7/2016

105,235	210,465	n/a	$51.40	3/13/2017

0	534,600	n/a	$40.41	3/10/2018

(1)	Based on the closing price of Teekay’s common stock at the end of 2008.

2008 OPTION EXERCISES AND STOCK VESTED
The following table includes certain information for the Named Executive Officers on an aggregated basis with respect to stock option exercises and restricted stock units that vested during 2008.

Option Awards		Stock Awards
Number of		Number of
Shares Acquired	Value Realized	Shares Acquired	Value Realized
on Exercise	on Exercise	on Vesting	on Vesting
(#)	($) (1)	(#)	($) (2)

0	n/a	31,633	625,114

(1)	Based on the difference between the closing price of Teekay’s common stock on the exercise date and the exercise price of the option.

(2)
In March of 2008, 94,900 restricted stock units with a three year vesting period were granted to the Named Executive Officers as an interim distribution under Teekay’s Vision Incentive Plan. One third of these units vested on November 28, 2008, together with accumulated dividends of $1.1425 per share. The vested units were valued at $18.62 each, based upon the average of the closing price of the Company’s shares on the last five trading days of October, 2008. The closing price of the shares on November 28, 2008 was $16.39 per share.

DIRECTOR COMPENSATION
The following table provides information on the Company’s compensation and reimbursement practices during Fiscal 2008 for non-employee directors. Teekay’s employee directors do not receive any separate compensation for their Board activities.
NON-EMPLOYEE DIRECTOR COMPENSATION TABLE
FOR FISCAL 2008

Annual cash retainer	$50,000

Additional cash retainer for:
• Chair of the Board	$278,000
• Chair of the Audit Committee	$16,000
• Member of Audit Committee	$8,000
• Chair of Compensation and Human Resources Committee	$5,000
• Member of Compensation and Human Resources Committee	$5,000
• Chair of Nominating and Governance Committee	$5,000
• Member of Nominating and Governance Committee	$5,000
Reimbursement for expenses attendant to Board membership	Yes
Additional retainer paid in Company securities (Non-Employee Directors) (1)	$85,000
Additional retainer paid in Company securities (Chairman of the Board) (1)	$470,000
Range of total compensation earned by directors (for the year)	$140,000 to $753,000

(1)
Each non-employee director (excluding the Chairman of the Board) received an $85,000 annual retainer to be paid by way of a grant of, at the director’s election, restricted stock or stock options under Teekay’s 2003 Equity Incentive Plan. Pursuant to this annual retainer, in 2008 Teekay granted to the directors stock options to purchase an aggregate of 71,600 shares of our common stock at an exercise price of $40.41 per share and 10,500 shares of restricted stock. During 2008, the Chairman of the Board received a $470,000 retainer in the form of 52,600 shares of restricted stock under the 2003 Equity Incentive Plan. The stock options described above expire on March 10, 2018, ten years after the date of their grant. The stock options and restricted stock vest as to one third of the shares on each of the first three anniversaries of their respective grant date.

Director Share Ownership Guidelines
Under the Company’s guidelines, each director is expected to have acquired shares of the Company or its listed subsidiaries having a value of at least four times the value of the annual cash retainer paid to them for their Board service (excluding fees for Chair or Committee service) no later than May 14, 2008 or the fifth anniversary of the date on which the director joined the Board, whichever is later. Under the guidelines, the value of the shares is determined as the higher of the shares’ purchase price and their current market price. All of the directors have acquired the level of shareholding prescribed by these guidelines, other than one director who has not yet reached his fifth anniversary.

PROPOSALS TO BE VOTED ON
PROPOSAL NO. 1
ELECTION OF DIRECTORS
Teekay’s Board of Directors currently consists of nine directors divided into three classes: Class I, Class II and Class III. The number of directors in each class is required to be as nearly equal as possible. At the 2009 annual meeting, three Class I directors will be elected to serve for three-year terms until the 2012 annual meeting and until their successors are elected. The remaining six directors are divided into two classes of three Class II directors and three Class III directors, whose terms expire in 2010 and 2011, respectively. Votes may not be cast for a greater number of director nominees than three.
Information regarding the business experience of each nominee is provided below. There are no family relationships among Teekay’s executive officers and directors.
If you sign your proxy or voting instruction card but do not give instructions for the voting of directors, your shares will be voted “FOR” the three persons recommended by the Board. If you wish to give specific instructions for the voting of directors, you may do so by indicating your instructions on your proxy or voting instruction card.
The three persons receiving the highest number of “FOR” votes represented by shares of Teekay common stock, present in person or represented by proxy and entitled to be voted at the annual meeting will be elected.
The Board expects that all of the nominees will be available to serve as directors. If for any unforeseen reason any of the Board’s nominees is not available as a candidate for director, the proxy holders, Bjorn Moller, Peter Evensen and Arthur J. Bensler, will vote your proxy for such other candidate or candidates as may be nominated by the Board, unless the Board chooses to reduce the number of directors serving on the Board.
The Board recommends a vote FOR the election to the Board of the each of the following nominees.

INFORMATION ABOUT THE DIRECTOR NOMINEES
Class I Directors (terms would expire in 2012)

Dr. Ian D. Blackburne Director since 2000 Age 63	Dr. Blackburne, has over 25 years experience in petroleum refining and marketing, and in March 2000 he retired as Managing Director and Chief Executive Officer of Caltex Australia Limited, a large petroleum refining and marketing conglomerate based in Australia. He is currently serving as Chairman of CSR Limited and is a Director of Suncorp-Metway Ltd., Australian public companies in the diversified industrial and financial sectors. Dr. Blackburne was also previously the Chairman of the Australian Nuclear Science and Technology Organization.

J. Rod Clark Director since 2006 Age 58	Mr. Clark retired from the position of President and Chief Operating Officer of Baker Hughes Incorporated in January 2008, a position he held since February 2004. In addition to his Board position with Teekay Corporation, Mr. Clark also serves as a Director with ENSO International and Kirby Corporation. Prior to his role as President and COO with Baker Hughes Incorporated, he was Vice President, Marketing and Technology from 2003 to 2004 after having joined Baker Hughes Incorporated in 2001 as Vice President and President of Baker Petrolite Corporation. Mr. Clark was President and Chief Executive Officer of Consolidated Equipment Companies, Inc. from 2000 to 2001 and President of Sperry-Sun, a Halliburton company, from 1996 to 1999. He has also held financial, operational and leadership positions with FMC Corporation, Schlumberger Limited and Grace Energy Corporation.

C. Sean Day Director since 1998 Age 60	Mr. Day, has served as Teekay’s Chairman of the Board since September 1999. Mr. Day has also served as Chairman of the Board for Teekay GP L.L.C. (the general partner of Teekay LNG Partners L.P., a publically traded entity controlled by Teekay Corporation) since it was formed in November 2004, Teekay Offshore GP L.L.C. (the general partner of Teekay Offshore Partners L.P., a publically traded entity controlled by Teekay Corporation) since it was formed in August 2006, and Teekay Tankers Ltd. (a publically traded entity controlled by Teekay Corporation) since it was formed in October 2007. From 1989 to 1999, he was President and Chief Executive Officer of Navios Corporation, a large bulk shipping company based in Stamford, Connecticut. Prior to that, Mr. Day held a number of senior management positions in the shipping and finance industry. He is currently serving as a Director of Kirby Corporation, and Chairman of Compass Diversified Holdings. Mr. Day is engaged as a consultant to Kattegat Limited, the parent company of Resolute Investments, Ltd., Teekay’s largest shareholder, to oversee its investments, including that in the Teekay group of companies.

INFORMATION ABOUT DIRECTORS CONTINUING IN OFFICE
Class II Directors (terms expire in 2010)

Peter S. Janson Director since 2005 Age 61	Mr. Janson has held a number of key leadership roles in the international engineering services industry. These have included Chief Executive Officer of Agra, a publicly traded engineering and construction company and, following Amec plc’s acquisition of Agra, Executive Director of North American operations, a position he held until August 2002. Prior to joining Agra, Mr. Janson served as the Chief Executive Officer of US Operations for Asea Brown Boveri Inc. (ABB), the global leader in power and automation technologies. Mr. Janson was President of Asea Inc. at the time of its merger with BBC Brown Boveri in 1988, and was appointed to lead the creation of the new company as President and Chief Executive Officer of ABB’s Canadian operations. In that role, he led the acquisitions and integrations of both Westinghouse T&D and Combustion Engineering into ABB. Mr. Janson has also served as a member of the Business Round Table in the United States, and as a member of the National Advisory Board on Science and Technology in Canada, reporting directly to the Prime Minister. He currently serves on the Boards of Terra Industries Inc. and IEC Holden.

Eileen A. Mercier Director since 2000 Age 61	Ms. Mercier is currently Chair of the Ontario Teachers’ Pension Plan board and acts as a director of ING Bank of Canada, Intact Insurance Corporation, CGI Group Inc. and the University Health Network. She was President of Finvoy Management Inc., her own financial consulting firm, from 1995- 2003. Prior to this she was Senior Vice-President and Chief Financial Officer of Abitibi-Price Inc.

Tore I. Sandvold Director since 2003 Age 61	Mr. Sandvold, has over 30 years experience in the oil and energy industry. From 1973 to 1987 he served in the Norwegian Ministry of Industry, Oil & Energy, in a variety of positions in the area of domestic and international energy policy. From 1987 to 1990 he served as the Counselor for Energy in the Norwegian Embassy in Washington, D.C. From 1990 to 2001 Mr. Sandvold served as Director General of the Norwegian Ministry of Oil & Energy, with overall responsibilities for Norway’s national and international oil and gas policy. From 2001 to 2002, he served as Chairman of the Board of Petoro, the Norwegian state-owned oil company that is the largest oil asset manager on the Norwegian continental shelf. From 2002 to the present, Mr. Sandvold, through his company, Sandvold Energy AS, has acted as advisor to companies and advisory bodies in the energy industry. Mr. Sandvold serves on other boards, including those of Schlumberger Limited, E.ON Ruhrgas Norge AS, Lambert Energy Advisory Ltd., Offshore Northern Seas, NorWind AS, and the Energy Policy Foundation of Norway.

Class III Directors (terms expire in 2011)

Thomas Kuo-Yuen Hsu Director since 1993 Age 62	Mr. Kuo-Yuen Hsu has served 30 years with, and is presently a Director of, CNC Industries, an affiliate of the Expedo Group of Companies that manages a fleet of nine vessels ranging in size from 30,000 dead weight tonnes (DWT) to 150,000 DWT. He has been a Committee Director of the Britannia Steam Ship Insurance Association Limited since 1988.

Axel Karlshoej Director since 1989 Age 68	Mr. Karlshoej was Chairman of the Teekay Board from June 1994 to September 1999, and has been Chairman Emeritus since stepping down. Mr. Karlshoej is President and serves on the compensation committee of Nordic Industries, a California general construction firm with which he has served for the past 30 years. He is the older brother of the late J. Torben Karlshoej, Teekay’s founder.

Bjorn Moller Director since April 1998 Age 51	Mr. Moller has held the position of Teekay’s President and Chief Executive Officer since April 1998. Mr. Moller also serves as Vice Chairman and Director of Teekay GP L.L.C. (the general partner of Teekay LNG Partners L.P., a publically traded entity controlled by Teekay Corporation), formed in November 2004; Vice Chairman and Director of Teekay Offshore GP L.L.C. (the general partner of Teekay Offshore Partners L.P., a publically traded entity controlled by Teekay Corporation), formed in August 2006; and Chief Executive Officer and Director of Teekay Tankers Ltd. (a publically traded entity controlled by Teekay Corporation), formed in October 2007. Mr. Moller has over 25 years experience in the shipping industry, and has served as Chairman of the International Tanker Owners Pollution Federation since 2006 and on the Board of American Petroleum Institute since 2000. He has held senior management positions with Teekay for more than 15 years, and has led Teekay’s overall operations since January 1997, following his promotion to the position of Chief Operating Officer. Prior to this, Mr. Moller headed Teekay’s global chartering operations and business development activities.

COMMON STOCK OWNERSHIP OF CERTAIN
BENEFICIAL OWNERS AND MANAGEMENT
The following table sets forth information regarding beneficial ownership, as of July 13, 2009 (except as otherwise noted), of Teekay common stock by:
•	each person or entity known by Teekay to beneficially own more than 5% of Teekay’s common stock; and
•	all current Teekay directors and executive officers as a group.
The information provided in the table is based on information filed with the SEC and information provided to Teekay.
The number of shares beneficially owned by each person, entity, director or executive officer is determined under SEC rules and the information is not necessarily indicative of beneficial ownership for any other purpose. Under SEC rules a person or entity beneficially owns any shares as to which the person or entity has or shares voting or investment power. In addition, a person or entity beneficially owns any shares that the person or entity has the right to acquire as of September 11, 2009 (60 days after July 13, 2009) through the exercise of any stock option or other right. Unless otherwise indicated, each person or entity has sole voting and investment power (or shares such powers with his or her spouse) with respect to the shares set forth in the following table.
Beneficial Ownership Table

	Amount of Shares	Percent
Name and Address of Beneficial Owner	Beneficially Owned	of Class
Resolute Investments, Ltd. (1)	30,431,380	42.0%
69 Pitts Bay Road Pembroke HM 08, Bermuda

Iridian Asset Management, LLC (2)	7,283,310	10.0%
276 Post Road West Westport, Connecticut 06880-4704

Janus Capital Management, LLC (3)	5,873,211	8.0%
151 Detroit Street Denver, Colorado 80206

JP Morgan Chase & Co. (4)	5,651,164	7.7%
270 Park Avenue New York, New York 10017

All current directors and executive officers, as a group (18 persons) (5)	1,995,293	2.8%

(1)	This information is based on the Schedule 13D/A filed with the SEC on April. Please read “Certain Relationships.”

(2)	Includes shared voting power and shared dispositive power as to 7,283,310 shares. This information is based on the Schedule 13G/A filed by this investor with the SEC on April 11, 2009.

(3)	This information is based on the Schedule 13F filed by this investor with the SEC on May 15, 2009.

(4)
Includes sole voting power as to 4,688,289 shares, sole dispositive power as to 4,980,789 shares, shared voting power as to 661,975 shares and shared dispositive power as to shared 670,375 shares. This information is based on the Schedule 13G/A filed by this investor with the SEC on January 27, 2009.

(5)
Includes 1,771,805 shares subject to stock options exercisable by September 11, 2009 under Teekay’s director and executive officer stock option plans (the “Plans”) with a weighted-average exercise price of $35.70 that expire between March 6, 2010 and March 10, 2018. Excludes (a) 1,507,293 shares of common stock subject to stock options exercisable after September 11, 2009 under the Plans with a weighted average exercise price of $25.19, that expire between March 13, 2017 and March 19, 2019 and (b) 335,079 shares of restricted stock which vest after September 11, 2009.

CERTAIN RELATIONSHIPS
As at July 13, 2009, Resolute Investments, Ltd. (or Resolute) owned 42.0% of Teekay’s outstanding common stock. One of Teekay’s directors, Thomas Kuo-Yuen Hsu, is the President and a director of Resolute. Another of Teekay’s directors, Axel Karlshoej, is a director of Path Spirit Limited, which is the protector of the trust that indirectly owns all of Resolute’s outstanding equity.
EXECUTIVE OFFICERS

Name	Age	Position

Moller, Bjorn*	51	Director, President and Chief Executive Officer

Bensler, Arthur	51	EVP, General Counsel and Secretary

Chan, Bruce	36	President Teekay Tanker Services, a division of Teekay Corporation

Evensen, Peter	50	EVP and Chief Strategy Officer

Glendinning, David	55	President, Teekay Gas Services, a division of Teekay Corporation

Hvid, Kenneth	40	President, Teekay Navion Shuttle Tankers and Offshore, a division of Teekay Corporation

Lok, Vincent	41	EVP and Chief Financial Officer

Lytzen, Peter	51	President, Teekay Petrojarl ASA, a subsidiary of Teekay Corporation

Westgarth, Graham	54	President, Teekay Marine Services, a division of Teekay Corporation

Lois Nahirney	46	EVP, Corporate Resources

*	For information regarding Mr. Moller, please see “Proposal No. 1: Election of Directors — Information About Directors Continuing in Office” above.
Arthur Bensler joined Teekay in September 1998 as General Counsel. He was promoted to the position of Vice President in March 2002 and became the Corporate Secretary of Teekay in May 2003. He was appointed Senior Vice President in February 2004 and Executive Vice President in January 2006. Prior to joining Teekay, Mr. Bensler was a partner in a large Vancouver, Canada law firm, where he practiced corporate, commercial and maritime law from 1986 until joining Teekay.
Bruce Chan joined Teekay in September 1995. Since then, in addition to spending a year in Teekay’s London office, Mr. Chan has held a number of finance and accounting positions with the Company, including Vice President, Strategic Development from February 2004 until his promotion to the position of Senior Vice President, Corporate Resources in September 2005. In April 2008, Mr. Chan was appointed President of the Company’s Teekay Tanker Services division, which is responsible for the commercial management of Teekay’s conventional crude oil and product tanker transportation services. Prior to joining Teekay, Mr. Chan worked as a Chartered Accountant in the Vancouver, Canada office of Ernst & Young.
Peter Evensen joined Teekay in May 2003 as Senior Vice President, Treasurer and Chief Financial Officer. He was appointed Executive Vice President and Chief Financial Officer in February 2004 and as Chief Strategy Officer in November 2006. Mr. Evensen has served as the Chief Executive Officer and Chief Financial Officer of Teekay GP L.L.C. since it was formed in November 2004 and as a Director of Teekay GP L.L.C. since January 2005. Mr. Evensen has served as Chief Executive Officer, Chief Financial Officer and a Director of Teekay Offshore GP L.L.C. since it was formed in August 2006. He was appointed as Executive Vice President and as Director of Teekay Tankers Ltd in October 2007. Mr. Evensen has over 25 years of experience in banking and shipping finance. Prior to joining Teekay, Mr. Evensen was Managing Director and Head of Global Shipping at J.P. Morgan Securities Inc. and worked in other senior positions for its predecessor firms. His international industry experience includes positions in New York, London and Oslo.
David Glendinning joined Teekay in January 1987. Since then, he has held a number of senior positions, including Vice President, Marine and Commercial Operations from January 1995 until his promotion to the position of Senior Vice President, Customer Relations and Marine Project Development in February 1999. In November 2003, Mr. Glendinning was appointed President of Teekay’s Gas and Offshore division, and was responsible for our initiatives in the liquefied natural gas (LNG) business and other areas of gas activity, as well as building an international presence in the floating storage and offtake business and related offshore activities. In 2006, he was appointed President, Teekay Gas Services, to recognize Teekay’s growing presence in this area. Prior to joining Teekay, Mr. Glendinning, who is a Master Mariner, had 18 years sea service on oil tankers of various types and sizes.

Kenneth Hvid joined Teekay in October 2000 and was responsible for leading Teekay’s global procurement activities until he was promoted in 2004 to Senior Vice President, Gas Services. During this time, Mr. Hvid was involved in leading Teekay through its entry and growth in the LNG business. He held this position until the beginning of 2006, when he was appointed President of Teekay’s Navion Shuttle Tankers and Offshore division. In this role he is responsible for global shuttle tanker business as well as initiatives in the floating production, storage and offtake business and related offshore activities. Mr. Hvid has 18 years of global shipping experience, 12 of which were spent with A.P. Moller in Copenhagen, San Francisco and Hong Kong.
Peter Lytzen joined Teekay Petrojarl ASA as President and Chief Executive Officer on August 1, 2007. Mr. Lytzen’s experience includes over 20 years in the oil and gas industry and he joined Teekay Petrojarl from Maersk Contractors, where he most recently served as Vice President of Production. In this role, he held overall responsibility for Maersk Contractors’ technical tendering, construction and operation of Floating Production, Storage and Offtake (FPSO) and other offshore production solutions. He first joined Maersk in 1987 and held progressively responsible positions throughout the organization.
Vincent Lok joined Teekay in June 1993. Since then, he has held a number of finance and accounting positions, including Controller from 1997 until his promotions to the positions of Vice President, Finance in March 2002, Senior Vice President and Treasurer in February 2004 and Senior Vice President and Chief Financial Officer in November 2006. Mr. Lok was appointed to Executive Vice President and Chief Financial Officer in July 2707. He has also served as the Chief Financial Officer of Teekay Tankers Ltd. since October 2007. Prior to joining Teekay, Mr. Lok worked in the Vancouver, Canada audit practice of Deloitte & Touche LLP.
Lois Nahirney joined Teekay in August 2008, and is responsible for shore-based Human Resources, Corporate Communications, Corporate Services, and Information Technology. Ms. Nahirney brings to the role more than 25 years of global experience as a senior executive and consultant in human resources, strategy, organization change, and information systems. Prior to joining Teekay, she held the position of Acting Chief Human Resources Officer with BC Hydro in Vancouver, Canada, and Partner with Western Management Consultants.
Graham Westgarth joined Teekay in February 1999 as Vice President, Marine Operations. He was promoted to the position of Senior Vice President, Marine Operations in December 1999. In November 2003 Mr. Westgarth was appointed President of our Teekay’s Marine Services division, which is responsible for all of Teekay’s marine and technical operations as well as marketing a range of services and products to third parties, such as marine consulting services and computer-based marine training software. He has extensive shipping industry experience. Prior to joining Teekay, Mr. Westgarth was General Manager of Maersk Company (UK), where he joined as Master in 1987. He has more than 38 years of industry experience, which includes 18 years of sea service, with five years in a command position.

PRINCIPAL AUDITOR FEES AND SERVICES
Fees Incurred by Teekay for Ernst & Young LLP Services
Our principal accountant for 2007 and 2008 was Ernst & Young, LLP. The following table shows the fees Teekay Corporation and our subsidiaries paid or accrued for audit and other services provided by Ernst & Young LLP for 2007 and 2008.

Fees	2007	2008

Audit Fees (1)	$3,156,900	$6,744,000
Audit-Related Fees (2)	189,400	20,400
Tax Fees (3)	279,100	235,400
All Other Fees (4)	1,500	2,500

Total	$3,626,900	$7,002,300

(1)
Audit fees represent fees for professional services provided in connection with the audit of our consolidated financial statements, review of our quarterly consolidated financial statements and audit services provided in connection with other statutory or regulatory filings for Teekay or our subsidiaries including professional services in connection with the review of our regulatory filings for public offerings of our subsidiaries. Included in 2008 audit fees are fees of $1,854,000 related to the restatements of the financial statements of Teekay, Teekay LNG and Teekay Offshore for the years 2005 to 2007. Audit fees for 2008 and 2007 include approximately $1,375,900 and $611,800, respectively, of fees paid to Ernst & Young LLP by Teekay LNG that were approved by the Audit Committee of the Board of Directors of the general partner of Teekay LNG. Audit fees for 2008 and 2007 include approximately $1,356,000 and $429,300, respectively, of fees paid to Ernst & Young LLP by our subsidiary Teekay Offshore that were approved by the Audit Committee of the Board of Directors of the general partner of Teekay Offshore. Audit fees for 2008 and 2007 include approximately $489,900 and $303,800, respectively, of fees paid to Ernst & Young LLP by our subsidiary Teekay Tankers that were approved by the Audit Committee of the Board of Directors of Teekay Tankers.

(2)	Audit-related fees consisted primarily of accounting consultations, employee benefit plan audits, services related to business acquisitions, divestitures and other attestation services.

(3)	For 2008 and 2007, respectively, tax fees principally included international tax planning fees, corporate tax compliance fees and personal and expatriate tax services fees.

(4)	All other fees principally include subscription fees to an internet database of accounting information.
The Audit Committee has the authority to pre-approve permissible audit-related and non-audit services not prohibited by law to be performed by our independent auditors and associated fees. Engagements for proposed services either may be separately pre-approved by the Audit Committee or entered into pursuant to detailed pre-approval policies and procedures established by the Audit Committee, as long as the Audit Committee is informed on a timely basis of any engagement entered into on that basis. The Audit Committee separately pre-approved all engagements and fees paid to our principal accountant in 2008.

REPORT OF THE AUDIT COMMITTEE OF
THE BOARD OF DIRECTORS
The Audit Committee assists the Board in fulfilling its responsibilities for oversight of:
•	the integrity of Teekay’s financial statements;
•	Teekay’s compliance with legal and regulatory requirements;
•	the independent auditors’ qualifications and independence; and
•	the performance of Teekay’s internal audit function and independent auditors.
The Audit Committee manages Teekay’s relationship with its internal auditors and its independent auditors, who both report directly to the Audit Committee. The Audit Committee has the authority to obtain advice and assistance from outside legal, accounting or other advisors as the Audit Committee deems necessary to carry out its duties and to receive appropriate funding, as determined by the Audit Committee, from Teekay for such advice and assistance.
Teekay’s management has primary responsibility for preparing Teekay’s consolidated financial statements and Teekay’s financial reporting process. Teekay’s independent auditors, Ernst & Young LLP, Chartered Accountants, are responsible for expressing an opinion on the conformity of Teekay’s audited consolidated financial statements with accounting principles generally accepted in the United States.
In this context, the Audit Committee reports as follows:
1.	The Audit Committee has reviewed and discussed the audited consolidated financial statements for fiscal 2008 with Teekay’s management.
2.	The Audit Committee has discussed with the independent auditors the matters required to be discussed by Statement of Auditing Standards No. 61, as amended or modified.
3.
The Audit Committee has received the letter and written disclosures from the independent auditors required by Independence Standards Board Standard No. 1, Independence Discussions with Audit Committees, and has discussed the matter of independence with the independent auditors.

4.
Based on the review and discussions referred to in paragraphs (1) through (3) above, the Audit Committee has recommended to Teekay’s Board of Directors, and the Board has approved, that Teekay’s audited consolidated financial statements be included in Teekay’s Annual Report on Form 20-F for fiscal 2008, for filing with the SEC.

The undersigned members of the Audit Committee have submitted this Report to the Board of Directors.
Eileen A. Mercier, Chair
Peter S. Janson
J. Rod Clark